Exhibit 99.1

News Release	www.srtelecom.com

For more information:

Mr. William E. Aziz, Interim President and CEO
(514) 335-2429 Ext.4613

SR Telecom announces the expiration of its 8.15% Debentures Exchange Offer

MONTREAL, August 19, 2005 - SR Telecom Inc. (TSX: SRX; Nasdaq: SRXA) announced the expiration of its offer to exchange its outstanding CDN$71 million 8.15% debentures due August 31, 2005 (the “8.15% Debentures”) and accrued interest thereon of approximately CDN$4.8 million into new 10% Secured Convertible Debentures due October 15, 2011 (the “10% Secured Convertible Debentures”). The offer expired at 5:00 p.m., Eastern Time, on August 18, 2005.

The exchange offer occurred as part of the Corporation’s recapitalization plan, announced in May 2005. At that time, SR Telecom closed an operating credit facility of USD$39.6 million with certain holders of its 8.15% Debentures, including certain funds and accounts managed by DDJ Capital Management, LLC. In addition, Inter-American Development Bank and Export Development Canada agreed to restructure the terms of the loans to SR Telecom’s Chilean subsidiary, Comunicacion rurales y telefonia, and postpone maturity for three years from the date of the implementation of the restructuring.

SR Telecom was pleased to announce that, pursuant to the exchange offer, CDN$70.5 million in principal amount of the 8.15% Debentures were tendered, representing approximately 99.3% of the outstanding 8.15% Debentures. In exchange, the Corporation will issue CDN$75.3 million of 10% Secured Convertible Debentures to those holders of 8.15% Debentures who tendered at the closing on account of principal and interest. Funds and accounts managed by DDJ Capital Management, LLC will hold approximately 33% of the outstanding 10% Secured Convertible Debentures upon consummation of the exchange offer.

In addition, under the exchange offer, SR Telecom received the required consents to amend the terms of the 8.15% Debentures to, among other things, extend the maturity thereof to coincide with the maturity date of the 10% Secured Convertible Debentures and remove certain covenants. Holders of 8.15% Debentures who did not tender under the exchange offer will continue to hold such debentures.

Interest on the 10% Secured Convertible Debentures is payable in cash or in kind by the issuance of additional 10% Secured Convertible Debentures, at the option of SR Telecom. The 10% Secured Convertible Debentures will be convertible into common shares at a rate of approximately 4,606 common shares per CDN$1,000 in principal amount of 10% Secured Convertible Debentures representing a conversion price at closing of approximately $0.217 per common share such that the outstanding principal amount of all 10% Secured Convertible Debentures are convertible into 95.2% of the fully diluted common shares of the Corporation upon closing of the exchange offer.

On the earlier of the business day following the record date for a rights offering being contemplated by the Corporation and November 30, 2005, CDN$10 million in principal amount of the 10% Secured Convertible Debentures will be converted into approximately 46,060,892 common shares of the Corporation, and immediately after the issuance, those holders of 10% Secured Convertible Debentures that were converted will hold approximately 72% of the common shares of the Corporation on an undiluted basis.

The exchange offer was launched on July 21, 2005 and was subject to terms and conditions set forth in a private offering memorandum and consent solicitation statement sent to holders of 8.15% debentures. As all conditions of the exchange offer have been met, the closing of the exchange offer is expected to take place on or after August 22, 2005, upon completion of all regulatory filings.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States in the absence of registration or an exemption from registration. Any public offering in the United States will be made by means of a prospectus that may be obtained from SR Telecom, and that will contain detailed information about the Corporation and management, as well as financial statements.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

About DDJ Capital Management, LLC
DDJ Capital Management, LLC is a boutique investment manager specializing in private equity and debt financings, as well as high yield and special situations investing. Founded in 1996, the Wellesley, Massachusetts based investment firm currently manages approximately $3 billion on behalf of 78 institutional clients.

Forward-looking statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance, financial condition and financing plans of the Corporation. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Corporation's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that all of the forward-looking statements in this news release are qualified by these cautionary statements and actual results or developments may differ from expected results or developments and that such differences may be significant. The Corporation expressly disclaims any obligation to update any forward-looking information.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.